UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2023 (Report No. 4)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On August 24, 2023, G Medical Innovations Holdings Ltd. (the “Company”) issued a press release titled “G Medical Innovations Holdings Ltd. Announces its ordinary shares and warrants to be quoted on over-the-counter pink (OTC) under the trading symbols GMVDF and GMVWF; Company intends to apply to quote its shares and warrants on the OTCQB or OTCQX” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

The first two paragraphs and the section titled “Forward-Looking Statements” in the press release included as Exhibit 99.1 to this Report are incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-266090) and Form S-8 (File No. 333-266063 and File No. 333-273146) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by G Medical Innovations Holdings Ltd. dated August 24, 2023, titled “G Medical Innovations Holdings Ltd. Announces its ordinary shares and warrants to be quoted on over-the-counter pink (OTC) under the trading symbols GMVDF and GMVWF; Company intends to apply to quote its shares and warrants on the OTCQB or OTCQX.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: August 25, 2023	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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